                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              --------------------

                               PRIME RETAIL, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    741570105
                                 (CUSIP Number)

                               Michael W. Reschke
                              77 West Wacker Drive
                                   Suite 4200
                                Chicago, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                              Wayne D. Boberg, Esq.
                                Winston & Strawn
                              35 West Wacker Drive
                                Chicago, IL 60601
                                 (312) 558-5600

                               September 29, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), or 240.13d-1(f) or 240.13d-1(g), check the following box:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael W. Reschke
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP,
      (a)
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES        7.     SOLE VOTING POWER -535,971
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 7,595,929
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 535,971
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 7,595,929
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Individually beneficially owns 199,548 shares of Common Stock, $0.01 par value per share, of the Issuer ("Common Stock"), 9,552 shares of Series B Preferred Stock, $0.01 par value per share, of the Issuer ("Preferred Stock"), which is immediately convertible into 11,424 shares of Common Stock, and certain options to purchase 324,999 shares of Common Stock, which options have already vested or will vest within 60 days. May be deemed to share beneficial ownership of: (i) 251,300 shares of Common Stock directly owned by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); (ii) 5,557,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time (or, at Issuer's election, cash of equivalent value), directly owned by Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP");
(iii) 961,085 Common Units directly owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (iv) 721,912 Common Units directly owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V"); and (v) 104,632 Common Units directly owned by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI") by virtue of his position as managing general partner of PGLP and his ability to control PGLP, Inc. ("PGLPI"), Prime Finance, Inc. ("Prime Finance"), PFLP, PG-II, PG-V and PG-VI. PGLPI is the managing general partner of PG-II, PG-V and PG-VI. Prime Finance is the managing general partner of PFLP.
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES           / /
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Individually beneficially owns 199,548 shares of Common Stock, 9,552 shares of Preferred Stock and certain options to purchase 324,999 shares of Common Stock which, assuming conversion of the Preferred Stock and exercise of all vested options, constitute approximately 1.2% of the outstanding shares of Common Stock. May be deemed to share beneficial ownership of the approximately: (i) 251,300 shares of Common Stock directly owned by PGLP which constitute approximately 0.6% of the outstanding shares of Common Stock; (ii) 5,557,000 Common Units directly owned by PFLP which, assuming exchange of the Common Units, constitute approximately 11.4% of the outstanding shares of Common Stock;
(iii) 961,085 Common Units directly owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock; (iv) 721,912 Common Units directly owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.6% of the outstanding shares of Common Stock; and (v) 104,632 Common Units directly owned by PG-VI which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock by virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-V and PG-VI.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PGLP, Inc.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)
         (b) |X|
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 0
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 1,787,629
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 1,787,629
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

May be deemed to share beneficial ownership of: (i) 961,085 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, $0.01 par value per share, of the Issuer ("Common Stock") at any time (or, at the Issuer's election, cash of equivalent value), owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (ii) 721,912 Common Units owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V"); and (iii) 104,632 Common Units owned by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI") by virtue of its position as managing general partner of each of PG-II, PG-V and PG-VI.
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

May be deemed to share beneficial ownership of: (i) 961,085 Common Units owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock; (ii) 721,912 Common Units owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.6% of the outstanding shares of Common Stock; and (iii) 104,632 Common Units owned by PG-VI which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock by virtue of its position as managing general partner of each of PG-II, PG-V and PG-VI.
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Prime Finance, Inc.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

            Not Applicable
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 0
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 5,557,000
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 5,557,000
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

May be deemed to share beneficial ownership of 5,557,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, $0.01 par value per share, of the Issuer, at any time (or, at the Issuer's election, cash of equivalent value), directly owned by Prime Financing Limited Partnership, an Illinois limited partnership, by virtue of its position as managing general partner of Prime Financing Limited Partnership.
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

May be deemed to share beneficial ownership of 5,557,000 Common Units owned by Prime Financing Limited Partnership, which constitute approximately 11.4% equity interest in the Issuer, assuming exchange of the Common Units, by virtue of its position as managing general partner of Prime Financing Limited Partnership.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Prime Group Limited Partnership
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)  |X|
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       00
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 251,300
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 251,300
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      251,300 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock")
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 0.6% equity interest in the Issuer
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Financing Limited Partnership
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 5,557,000
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER -5,557,000
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,557,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.4% equity interest in the Issuer, assuming exchange of the Common Units.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Group II, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 961,085
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 961,085
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

961,085 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 2.2% equity interest in the Issuer, assuming exchange of the Common Units.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Group V, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 721,912
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 721,912
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

721,912 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 1.6% equity interest in the Issuer, assuming exchange of the Common Units.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  741570105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Group VI, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
--------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 104,632
--------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
--------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 104,632
--------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,632 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 0.2% equity interest in the Issuer, assuming exchange of the Common Units.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

            This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Prime Retail, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202.

Item 2. Identity and Background.

            (a) and (f). This Amendment No. 2 to Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"); PGLP, Inc., an Illinois corporation ("PGLPI"); Prime Finance, Inc., an Illinois corporation ("Prime Finance"); Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); Prime Group II, L.P., an Illinois limited partnership ("PG-II"); Prime Group V, L.P., an Illinois limited partnership ("PG-V"); and Prime Group VI, L.P., an Illinois limited partnership ("PG-VI").

            Reschke (i) is the managing general partner of PGLP; (ii) owns an approximate 50.75% equity interest in PGLPI, which is the managing general partner of PG-II, PG-V; and PG-VI and (iii) owns an approximate 50.75% equity interest in Prime International, Inc., which owns all of the issued and outstanding stock of Prime Finance, which is the managing general partner of PFLP.

            (b)(i) The business address of each of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-V and PG-VI is:

                  c/o The Prime Group, Inc.
                  77 West Wacker Drive
                  Suite 4200
                  Chicago, Illinois 60601

            (ii) Unless otherwise indicated in paragraph (c)(iii) of this Item 2, the business address of each person listed in paragraph (c)(iii) of this Item 2 is:

                  c/o The Prime Group, Inc.
                  77 West Wacker Drive
                  Suite 4200
                  Chicago, Illinois 60601

            (c)(i) Reschke is the Chairman, President and Chief Executive Officer of The Prime Group, Inc., an Illinois corporation ("PGI"), the President and a member of the Board of Directors of PGLPI and Prime Finance and the Chairman of the Board of Trustees and a member of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust ("PGRT"). Reschke is also the Chairman of the Board of Directors of each of the Company, a publicly traded corporation which qualifies for treatment as a real estate investment trust engaged in the ownership, development and management of factory outlet centers, and Brookdale Living Communities, Inc., a publicly traded Delaware corporation involved in the ownership, development and operation of senior independent and assisted living facilities and a member of the Board of Directors of Horizon Group Properties, Inc., a publicly traded corporation which qualifies for treatment as a real estate investment trust involved in the ownership, development and management of factory outlet centers. The principal business of PGI and PGLPI is the ownership, development and management of, and investment in, directly or indirectly, real estate. The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties.

            (ii) The principal business of each of PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-V and PG-VI is the ownership, development and management of, and investment in, directly or indirectly, real estate.

            (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see paragraph (c)(i) of this Item 2)) of PGLPI and Prime Finance:

Name                        Present Principal Occupation or Employment
----                        ------------------------------------------

Robert J. Rudnik (A)(B) ..  Executive Vice President/General Counsel and
                            Secretary of PGI; Vice President and Secretary of PGLPI and Prime Finance; Executive Vice President, General Counsel and Secretary and a Director of Brookdale Living Communities, Inc.

Gary J. Skoien ...........  Executive Vice President of PGI; Vice President of
                            PGLPI and Prime Finance; President, Chief Executive Officer and Chairman of the Board of Horizon Group Properties, Inc.

Ray R. Grinvalds .........  Senior Vice President/Asset and Development
                            Management of PGI; Vice President and Treasurer of PGLPI

Warren H. John (B) .......  Vice President of PGI; Vice President and Assistant
                            Secretary of PGLPI

Mark K. Cynkar ...........  Senior Vice President and Chief Financial Officer of
                            PGI; Vice President of PGLPI and Prime Finance

--------------
(A) Director of Prime Finance
(B) Director of PGLPI

            All of the executive officers and directors of PGLPI and Prime Finance are citizens of the United States of America.

            (d) and (e) During the last five years, none of Reschke nor any of the executive officers of PGLPI or Prime Finance (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            On April 27, 1999, 66,376 Common Units were distributed by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV") to PGLP, and then transferred from PGLP to PG-V as a contribution to the capital of PG-V.

            On September 29, 1999, Bankers Trust Company released the pledge on the 5,557,000 Common Units pledged by PFLP pursuant to a Pledge and Security Agreement, dated as of June 14, 1996, as amended, by and between PFLP and Bankers Trust Company.

            On January 6, 2000, 31,080 and 45,464 Common Units were transferred by PG-IV and PG-V to PG-II, respectively.

Item 4. Purpose of Transaction.

            Reschke and PGLP own shares of Common Stock and PFLP, PG-II, PG-V and PG-VI own Common Units and intend to hold such securities for investment purposes.

            None of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-V or PG-VI has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

Item 5. Interest in Securities of the Issuer.

            (a) Reschke beneficially owns 199,548 shares of Common Stock, 9,552 shares of Preferred Stock and certain options to purchase 324,999 shares of Common Stock which, assuming conversion of the Preferred Stock and exercise of all vested options, constitute approximately 1.2% of the total outstanding shares of Common Stock. PGLP beneficially owns 251,300 shares of Common Stock which constitute approximately 0.6% of the outstanding shares of Common Stock. PFLP beneficially owns 5,557,000 Common Units which, assuming exchange of the Common Units, constitute approximately 11.4% of the outstanding shares of Common Stock. PG-II beneficially owns 961,085 Common Units which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock. PG-V beneficially owns 721,912 Common Units which, assuming exchange of the Common Units, constitute approximately 1.6% of the outstanding shares of Common Stock. PG-VI beneficially owns 104,632 Common Units which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock.

            By virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-V, and PG-VI, Reschke may be deemed to share beneficial ownership of the 251,300 shares of Common Stock directly owned by PGLP and the 5,557,000, 961,085, 721,912 and 104,632 Common Units owned by PFLP, PG-II, PG-V and PG-VI, respectively. Prime Finance may be deemed to share beneficial ownership of the 5,557,000 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP. PGLPI may be deemed to share beneficial ownership of the 961,085, 721,912 and 104,632 Common Units directly owned by PG-II, PG-V and PG-VI, respectively, because PGLPI is the managing general partner of each of PG-II, PG-V and PG-VI.

            (b) Reschke has the sole power to direct the vote and disposition of 199,548 shares of Common Stock and 9,552 shares of Preferred Stock directly owned by Reschke. PGLP has the sole power to direct the vote and disposition of the 251,300 shares of Common Stock directly owned by PGLP. PFLP has the sole power to direct the vote and disposition of the 5,557,000 Common Units owned by PFLP. Each of PG-II, PG-V and PG-VI has the sole power to direct the vote and disposition of the 961,085, 721,912 and 104,632 Common Units directly owned by PG-II, PG-V and PG-VI, respectively.

            By virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-V and PG-VI, Reschke may be deemed to share the power to direct the vote and disposition of the 251,300 shares of Common Stock directly owned by PGLP and the 5,557,000, 961,085, 721,912 and 104,632 Common Units owned by PFLP, PG-II, PG-V and PG-VI, respectively. Prime Finance may be deemed to share the power to direct the vote and disposition of the 5,557,000 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP. PGLPI may be deemed to share the power to direct the vote and disposition of the 961,085, 721,912 and 104,632 Common Units directly owned by PG-II, PG-V and PG-VI, respectively, because PGLPI is the managing general partner of each of PG-II, PG-V and PG-VI.

            (c) On April 27, 1999, PG-IV distributed 66,376 Common Units to PGLP, and PGLP transferred 66,376 Common Units to PG-V as a contribution to the capital of PG-V. During

September 22, 1999 through September 28, 1999, PGLP purchased 1,300 shares of Common Stock. On October 14, 1999, Reschke purchased 5,000 shares of Common Stock. On January 6, 2000, PG-IV and PG-V transferred 31,080 and 45,464 Common Units to PG-II, respectively. Other than as described above, none of Reschke, PGLP, PFLP, PG-II, PG-V or PG-VI, nor, to the best of their knowledge, any of the executive officers or directors of PGLPI or Prime Finance, has effected any transaction in securities of the Company during the past 60 days.

            (d) Other than the following, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by Reschke, PGLP, PFLP, PG-II, PG-V or PG-VI, except for Reschke, PGLP, PFLP, PG-II, PG-V, PG-VI, PGLPI or Prime Finance:

            (1) Kemper Investors Life Insurance Company ("Kemper"), pursuant to a Pledge and Security Agreement [Lake Travis], dated as of March 22, 1994, by and between PG-II and Kemper, as amended by the First Amendment to Pledge and Security Agreement [Lake Travis], dated as of August 31, 1994, by and between PG-II and Kemper (the "First Amendment"), the Second Amendment to Pledge and Security Agreement [Lake Travis], dated as of June 12, 1995, by and between PG-II and Kemper (the "Second Amendment"), the Third Amendment to Pledge and Security Agreement [Lake Travis], dated as of February 19, 1997, by and between PG-II and Kemper (the "Third Amendment"), the Fourth Amendment to Pledge and Security Agreement [Lake Travis], dated as of April 9, 1997, by and between PG-II and Kemper (the "Fourth Amendment"), the Fifth Amendment to Pledge and Security Agreement [Lake Travis], dated as of April 7, 1998, by and between PG-II and Kemper (the "Fifth Amendment"), the Sixth Amendment to Pledge and Security Agreement [Lake Travis], dated as of June 15, 1998, by and between PG-II and Kemper, the Seventh Amendment to Pledge and Security Agreement [Lake Travis], dated as of September 30, 1998, by and between PG-II and Kemper (the "Seventh Amendment"), the Eighth Amendment to Pledge and Security Agreement [Lake Travis], dated as of December 31, 1998, by and between PG-II and Kemper, the Ninth Amendment to Pledge and Security Agreement [Lake Travis], dated as of March 31, 1999, by and between PG-II and Kemper, the Tenth Amendment to Pledge and Security Agreement [Lake Travis], dated as of September 1, 1999, by and between PG-II and Kemper and the Eleventh Amendment to Pledge and Security Agreement [Lake Travis], dated as of December 20, 1999, by and between PG-II and Kemper (the "Eleventh Amendment") (as amended, the "Kemper Pledge Agreement");

            (2) Lumbermens Mutual Casualty Company ("LMCC"), pursuant to a Pledge and Security Agreement [150 N. Riverside] dated as of March 22, 1994 made by KILICO Realty Corporation and Kemper to LMCC, as amended by the First Amendment to Pledge and Security Agreement [150 N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC (the "First Amendment to LMCC Pledge Agreement") (as amended, the "LMCC Pledge Agreement");

            (3) LaSalle Bank National Association, a national banking association formerly known as LaSalle National Bank ("LaSalle"), pursuant to the terms and conditions of a Pledge Agreement dated as of December 18, 1998 by and between PG-VI and LaSalle (the "LaSalle Pledge Agreement"); and

            (4) Prudential Securities Incorporated ("Prudential"), pursuant to a Pledge and Security Agreement dated as of September 29, 1999 by and between PFLP and Prudential (the "Prudential Pledge Agreement").

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Pursuant to the Kemper Pledge Agreement, PG-II pledged 690,276 Common Units to secure certain obligations of PG-II under the Limited Recourse Guaranty [Lake Travis] made as of March 22, 1994 in favor of Kemper, as amended by the First Amendment to Limited Recourse Guaranty [Lake Travis], dated as of August 31, 1994, by and between PG-II and Kemper (the "First Amendment to Kemper Guaranty") (as amended, the "Kemper Guaranty"), issued by PG-II with respect to credit support issued by Kemper to an affiliate of PG-II.

            Pursuant to the Second Amendment, PG-II's pledge was increased to 785,852 Common Units in order to secure certain obligations of PG-II under the Kemper Guaranty.

            Pursuant to the Third Amendment, Kemper released 40,227 Common Units resulting in a total pledge by PG-II of 745,625 Common Units in order to secure certain obligations of PG-II under the Kemper Guaranty.

            Pursuant to the Fourth Amendment, PG-II's pledge was increased to 845,625 Common Units in order to secure certain obligations of PG-II under the Kemper Guaranty.

            Pursuant to the Fifth Amendment, Kemper released 106,292 Common Units resulting in a total pledge by PG-II of 739,333 Common Units in order to secure certain obligations of PG-II under the Kemper Guaranty.

            Pursuant to the Seventh Amendment, PG-II's pledge was increased to 884,541 Common Units in order to secure certain obligations of PG-II under the Kemper Guaranty.

            Pursuant to the Eleventh Amendment, PG-II's pledge was increased to 961,085 Common Units in order to secure certain obligations of PG-II under the Kemper Guaranty.

            Pursuant to the LMCC Pledge Agreement, PG-V has currently pledged to LMCC 598,346 Common Units as security for the obligations of PG-V to LMCC under the Limited Recourse Guaranty [150 N. Riverside] made March 22, 1994 by KILICO Realty Corporation and Kemper in favor of LMCC, as amended by the First Amendment to Limited Recourse Guaranty [150 N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC (the "First Amendment to LMCC Guaranty") (as amended, the "LMCC Guaranty"), with respect to credit support issued by LMCC to an affiliate of PG-V.

            Pursuant to the terms and conditions of the LaSalle Pledge Agreement, PG-VI pledged 104,632 Common Units (along with other collateral) to LaSalle in order to secure its obligations under that certain Loan Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle (the "LaSalle Loan Agreement"), as amended by the First Amendment to Loan Documents, Consent and Limited Release, dated January 29, 1999 (the "LaSalle First Amendment"). In addition, PGI guaranteed the payment in full of PG-VI's obligations under the LaSalle Loan Agreement pursuant to a Continuing Unconditional Guaranty made in favor of LaSalle, dated as of December 18, 1998 (the "LaSalle Guaranty").

            Pursuant to the terms and conditions of the Prudential Pledge Agreement, PFLP pledged 5,557,000 Common Units to Prudential in order to secure its obligations under that certain Credit Agreement, dated as of September 29, 1999, by and between PFLP and Prudential (the "Prudential Credit Agreement"). In addition, PGI, PGLP, PG-II, PG-III, PGLPI and Prime International, Inc. guaranteed the payment in full of PFLP's obligations under the Prudential Credit Agreement pursuant to a Guaranty made in favor of Prudential, dated as of September 29, 1999 (the "Prudential Guaranty").

            Each of the LaSalle Loan Agreement, the LaSalle First Amendment, the LaSalle Pledge Agreement and the LaSalle Guaranty are identified as Exhibits XV, XVI, XVII and XVIII respectively, and incorporated herein by reference. The Kemper Pledge Agreement, the First Amendment, the Second

Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Seventh Amendment, the Eleventh Amendment, the Kemper Guaranty, the First Amendment to Kemper Guaranty, the LMCC Pledge Agreement, the First Amendment to LMCC Pledge Agreement, the LMCC Guaranty, the First Amendment to LMCC Guaranty, the Prudential Credit Agreement, the Prudential Pledge Agreement and the Prudential Guaranty are attached hereto as Exhibits I, II, III, IV, V, VI, VII, VIII, IX, X, XI, XII, XIII, XIV, XIX, XX and XXI, respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

            Exhibit I Pledge and Security Agreement [Lake Travis] dated as of March 22, 1994 by and between PG-II and Kemper

            Exhibit II First Amendment to Pledge and Security Agreement [Lake Travis] dated as of August 31, 1994 by and between PG-II and Kemper

            Exhibit III Second Amendment to Pledge and Security Agreement [Lake Travis] dated as of June 12, 1995 by and between PG-II and Kemper

            Exhibit IV Third Amendment to Pledge and Security Agreement [Lake Travis] dated as of February 19, 1997 by and between PG-II and Kemper

            Exhibit V Fourth Amendment to Pledge and Security Agreement [Lake Travis] dated as of April 9, 1997 by and between PG-II and Kemper

            Exhibit VI Fifth Amendment to Pledge and Security Agreement [Lake Travis] dated as of April 7, 1998 by and between PG-II and Kemper

            Exhibit VII Seventh Amendment to Pledge and Security Agreement [Lake Travis] dated as of September 30, 1998 by and between PG-II and Kemper

            Exhibit VIII Eleventh Amendment to Pledge and Security Agreement [Lake Travis] dated as of December 20, 1999 by and between PG-II and Kemper

            Exhibit IX Limited Recourse Guaranty [Lake Travis] made by PG-II as of March 22, 1994 in favor of Kemper

            Exhibit X First Amendment to Limited Recourse Guaranty dated as of August 31, 1994 by and between PG-II and Kemper

            Exhibit XI Pledge and Security Agreement [150 N. Riverside] dated as of March 22, 1994 made by KILICO Realty Corporation and Kemper to LMCC

            Exhibit XII   First Amendment to Pledge and Security Agreement [150
                          N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC

            Exhibit XIII Limited Recourse Guaranty [150 N. Riverside] made as of March 22, 1994 by KILICO Realty Corporation and Kemper in favor of LMCC

            Exhibit XIV First Amendment to Limited Recourse Guaranty [150 N. Riverside] effective September 1, 1995 by and between PG-V and LMCC

            Exhibit XV Loan Agreement dated as of December 18, 1998 by and between PG-VI and LaSalle *

            Exhibit XVI First Amendment to Loan Documents, Consent and Limited Release dated as of January 29, 1999 by and between PG-VI and LaSalle *

            Exhibit XVII Pledge Agreement dated as of December 18, 1998 by and between PG-VI and LaSalle *

            Exhibit XVIII Continuing Unconditional Guaranty dated as of December
                          18, 1998 by and between PG-VI and LaSalle *

            Exhibit XIX Credit Agreement dated as of September 29, 1999 by and between PFLP and Prudential

            Exhibit XX Pledge and Security Agreement dated as of September 29, 1999 by and between PFLP and Prudential

            Exhibit XXI Guaranty dated as of September 29, 1999 by PGI, PGLP, PG-II, PG-III, PGLPI and Prime International, Inc. in favor of Prudential

            Exhibit XXII Joint Filing Statement dated January 26, 2000 by and among Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-V and PG-VI

            -----------
            *Previously filed

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.


                                   /s/  Michael W. Reschke
                                   -----------------------------------
                                   Michael W. Reschke

                                   Dated: January 26, 2000

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                                   PGLP, INC.


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: January 26, 2000

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                                   PRIME FINANCE, INC.


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: January 26, 2000

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                                   PRIME GROUP LIMITED PARTNERSHIP


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: Managing General Partner

                                   Dated: January 26, 2000

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                                   PRIME FINANCING LIMITED PARTNERSHIP
                                   By: Prime Finance, Inc., its managing
                                       general partner


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: January 26, 2000

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                                   PRIME GROUP II, L.P.
                                   By: PGLP, Inc., its managing general partner


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: January 26, 2000

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                                   PRIME GROUP V, L.P.
                                   By: PGLP, Inc., its managing general partner


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: January 26, 2000

                                    SIGNATURE

            After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                                   PRIME GROUP VI, L.P.
                                   By: PGLP, Inc., its managing general partner


                                   By: /s/  Michael W. Reschke
                                       -------------------------------
                                   Name: Michael W. Reschke
                                   Title: President

                                   Dated: January 26, 2000

                                  EXHIBIT INDEX

      Exhibit No.       Document
      -----------       --------

      Exhibit I Pledge and Security Agreement [Lake Travis] dated as of March 22, 1994 by and between PG-II and Kemper

      Exhibit II First Amendment to Pledge and Security Agreement [Lake Travis] dated as of August 31, 1994 by and between PG-II and Kemper

      Exhibit III Second Amendment to Pledge and Security Agreement [Lake Travis] dated as of June 12, 1995 by and between PG-II and Kemper

      Exhibit IV Third Amendment to Pledge and Security Agreement [Lake Travis] dated as of February 19, 1997 by and between PG-II and Kemper

      Exhibit V Fourth Amendment to Pledge and Security Agreement [Lake Travis] dated as of April 9, 1997 by and between PG-II and Kemper

      Exhibit VI Fifth Amendment to Pledge and Security Agreement [Lake Travis] dated as of April 7, 1998 by and between PG-II and Kemper

      Exhibit VII Seventh Amendment to Pledge and Security Agreement [Lake Travis] dated as of September 30, 1998 by and between PG-II and Kemper

      Exhibit VIII Eleventh Amendment to Pledge and Security Agreement [Lake Travis] dated as of December 20, 1999 by and between PG-II and Kemper

      Exhibit IX Limited Recourse Guaranty [Lake Travis] made by PG-II as of March 22, 1994 in favor of Kemper

      Exhibit X First Amendment to Limited Recourse Guaranty dated as of August 31, 1994 by and between PG-II and Kemper

      Exhibit XI Pledge and Security Agreement [150 N. Riverside] dated as of March 22, 1994 made by KILICO Realty Corporation and Kemper to LMCC

      Exhibit XII First Amendment to Pledge and Security Agreement [150 N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC

      Exhibit XIII Limited Recourse Guaranty [150 N. Riverside] made as of March 22, 1994 by KILICO Realty Corporation and Kemper in favor of LMCC

      Exhibit XIV First Amendment to Limited Recourse Guaranty [150 N. Riverside] effective September 1, 1995 by and between PG-V and LMCC

      Exhibit XV Loan Agreement dated as of December 18, 1998 by and between PG-VI and LaSalle *

      Exhibit XVI First Amendment to Loan Documents, Consent and Limited Release dated as of January 29, 1999 by and between PG-VI and LaSalle *

      Exhibit XVII Pledge Agreement dated as of December 18, 1998 by and between PG-VI and LaSalle *

      Exhibit XVIII Continuing Unconditional Guaranty dated as of December 18, 1998 by and between PG-VI and LaSalle *

      Exhibit XIX Credit Agreement dated as of September 29, 1999 by and between PFLP and Prudential

      Exhibit XX Pledge and Security Agreement dated as of September 29, 1999 by and between PFLP and Prudential

      Exhibit XXI Guaranty dated as of September 29, 1999 by PGI, PGLP, PG-II, PG-III, PGLPI and Prime International, Inc. in favor of Prudential

      Exhibit XXII Joint Filing Statement dated January 26, 2000 by and among Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-V and PG-VI

      -------------
      *Previously filed